SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)*

                                 Seacor Smit Inc.
                                 (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                          (Title of Class of Securities)

                                    811904101
                                  (Cusip Number)

                                J. Taylor Crandall
                           201 Main Street, Suite 3100
                             Fort Worth, Texas 76102
                                  (817) 390-8500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 18, 1998
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 2,108,400 shares, which constitutes approximately 16.6% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 12,674,789 shares outstanding.

1.   Name of Reporting Person:

     Alpine Capital, L.P.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 1,305,000 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,305,000 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,305,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /


13.  Percent of Class Represented by Amount in Row (11):  10.3%


14.  Type of Reporting Person: PN

------------
(1) Power is exercised through its two general partners, Robert W. Bruce III and Algenpar, Inc.

1.   Name of Reporting Person:

     Robert W. Bruce III

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 9,000 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: 1,403,000 (2)
Owned By
Each
Reporting      9.   Sole Dispositive Power: 9,000 (1)
Person
With
               10.  Shared Dispositive Power: 1,403,000 (2)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,412,000 (1) (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  11.1%

14.  Type of Reporting Person: IN
-------------
(1) Solely in his capacity as trustee of The Robert Bruce Management Company, Inc. Defined Benefit Pension Trust, with respect to 9,000 shares of Stock.
(2) Solely in his capacity as one of two general partners of Alpine Capital, L.P., with respect to 1,305,000 shares of Stock, and in his capacity as a principal of The Robert Bruce Management Co., Inc., which has shared investment discretion over shares of Stock owned by the Anne T. and Robert
     M. Bass Foundation, with respect to 98,000 shares of Stock.

1.   Name of Reporting Person:

     Algenpar, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 1,305,000 (1)(2)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 1,305,000 (1)(2)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,305,000 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  10.3%

14.  Type of Reporting Person: CO

------------
(1)  Power is exercised through its President, J. Taylor Crandall.
(2) Solely in its capacity as one of two general partners of Alpine Capital, L.P.

1.   Name of Reporting Person:

     J. Taylor Crandall

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 1,403,000 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 1,403,000 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,403,000 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 11.1%


14.  Type of Reporting Person: IN

------------
(1) Solely in his capacity as President and sole stockholder of Algenpar, Inc., which is one of two general partners of Alpine Capital, L.P., with respect to 1,305,000 shares of Stock, and in his capacity as a director of The Anne T. and Robert M. Bass Foundation, with respect to 98,000 shares of Stock.

1.   Name of Reporting Person:

     The Anne T. and Robert M. Bass Foundation

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Working Capital

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 98,000 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 98,000 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     98,000 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 0.8%


14.  Type of Reporting Person: CO

------------
(1) Power is exercised through its three directors, Anne T. Bass, Robert M. Bass and J. Taylor Crandall and through Robert W. Bruce in his capacity as a principal of The Robert Bruce Management Co., Inc., which has shared investment discretion over shares of Stock owned by The Anne T. and Robert
     M. Bass Foundation.

1.   Name of Reporting Person:

     Anne T. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 98,000 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 98,000 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     98,000 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 0.8%

14.  Type of Reporting Person: IN

------------
(1) Solely in her capacity as a director of The Anne T. and Robert M. Bass Foundation.

1.   Name of Reporting Person:

     Keystone, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 696,400 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 696,400 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     696,400 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 5.5%


14.  Type of Reporting Person: CO

------------
(1)  Power is exercised through its President and sole director, Robert M.
     Bass.

1.   Name of Reporting Person:

     Robert M. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 696,400 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: 98,000 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: 696,400 (1)
Person
With
               10.  Shared Dispositive Power: 98,000 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     794,400 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 6.3%


14.  Type of Reporting Person: IN

------------
(1) Solely in his capacity as President and sole director of Keystone, Inc. with respect to 696,400 shares, and in his capacity as a director of The Anne T. and Robert M. Bass Foundation with respect to 98,000 shares.

1.   Name of Reporting Person:

     The Robert Bruce Management Company, Inc. Defined Benefit Pension Trust

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: OO - Contributions from Bruce Management

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /


6.   Citizenship or Place of Organization: Pursuant to ERISA


               7.   Sole Voting Power:  9,000 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 9,000 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     9,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  <0.1%

14.  Type of Reporting Person: OO - Trust
------------
(1)  Power is exercised through its trustee Robert W. Bruce III.

          Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their schedule 13D Statement dated February 18, 1998, as amended by Amendment No. 1 dated April 17, 1998, Amendment No. 2 dated June 8, 1998, Amendment No. 3 dated July 29, 1998, Amendment No. 4 dated August 7, 1998 and Amendment No. 5 dated August 17, 1998 (the "Schedule 13D"), relating to the common stock, par value $.01 per share, of Seacor Smit Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

Item 1.   SECURITY AND ISSUER.

     No material change.

Item 2.   IDENTITY AND BACKGROUND.

     Paragraph (a) of Item 2 hereby is partially amended by adding at the end thereof the following:

     The Robert Bruce Management Company, Inc. Defined Benefit Pension Trust ("RBMC Trust") hereby joins this filing because it may be deemed to constitute a "group" with the Reporting Persons within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by RBMC Trust or the other Reporting Persons that a group exists. As used hereinafter, the term "Reporting Persons" shall also include reference to RBMC Trust.

     Paragraphs (b) - (c) of Item 2 hereby are partially amended by adding at the end thereof the following:

     RBMC TRUST

     RBMC Trust is a trust established under the Employee Retirement Income Security Act of 1974, as amended. The principal business address of RBMC Trust, which also serves as its principal office, is 96 Spring Street, South Salem, New York 10590. Bruce serves as the sole trustee of RBMC Trust.

     (d) - (f)

     No material change.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended and restated in its entirety to read as follows:

     The source and amount of the funds used by the Reporting Persons to purchase shares of Stock are as follows:

REPORTING PERSON     SOURCE OF FUNDS        AMOUNT OF FUNDS

     Alpine          Working Capital(1)     $69,684,607.60

     Bruce           Not Applicable         Not Applicable

     Algenpar        Not Applicable         Not Applicable

     Crandall        Not Applicable         Not Applicable

     Foundation      Working Capital(1)     $ 4,088,782.50

     A. Bass         Not Applicable         Not Applicable

     Keystone        Working Capital(1)     $33,598,993.64

     R. Bass         Not Applicable         Not Applicable

     RBMC Trust      Contributions from
                     Bruce Management       $   356,908.00

     (1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

Item 4.   PURPOSE OF TRANSACTION.

     No material change.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and restated in its entirety to read as follows:
     (a)

     ALPINE

     The aggregate number of shares of Stock that Alpine owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 1,305,000, which constitutes approximately 10.3% of the outstanding shares of Stock.

     BRUCE

     Because of his positions as (i) one of two general partners of Alpine, (ii) trustee of RBMC Trust and (iii) principal of Bruce Management (which has shared investment discretion over the Stock owned by the Foundation), Bruce may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 1,412,000 shares of the Stock, which constitutes approximately 11.1% of the outstanding shares of Stock.

     ALGENPAR

     Because of its position as one of two general partners of Alpine, Algenpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,305,000 shares of Stock, which constitutes approximately 10.3% of the outstanding shares of Stock.

     CRANDALL

     Because of his positions as President and sole stockholder of Algenpar, one of two general partners of Alpine, and a director of the Foundation, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 1,403,000 shares of Stock, which constitutes approximately 11.1% of the outstanding shares of Stock.

     FOUNDATION

     The aggregate number of shares of Stock that Foundation owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 98,000, which constitutes approximately 0.8% of the outstanding shares of Stock.

     A. BASS

     Because of her position as a director of Foundation, A. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 98,000 shares of Stock, which constitutes approximately 0.8% of the outstanding shares of Stock.

     KEYSTONE

     The aggregate number of shares of Stock that Keystone owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 696,400, which constitutes approximately 5.5% of the outstanding shares of Stock.

     R. BASS

     Because of his position as a director of Foundation and because of his position as President and sole director of Keystone, R. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 794,400 shares of Stock, which constitutes approximately 6.3% of the outstanding shares of Stock.

     RBMC TRUST

     The aggregate number of shares of Stock that RBMC Trust owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 9,000, which constitutes less than 0.1% of the outstanding shares of Stock.

     To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any Stock.

     (b)

     ALPINE

     Acting through its two general partners, Alpine has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,305,000 shares of Stock.

     BRUCE

     As one of two general partners of Alpine, Bruce has shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,305,000 shares of Stock. As principal of Bruce Management (which exercises shared investment discretion over the Stock owned by the Foundation), Bruce has shared power to vote or to direct the vote and to dispose or to direct the disposition of 98,000 shares of Stock. As trustee of RBMC Trust, Bruce has sole power to vote or to direct the vote and to dispose or to direct the disposition of 9,000 shares of Stock.

     ALGENPAR

     As one of two general partners of Alpine, Algenpar has shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,305,000 shares of Stock.

     CRANDALL

     As the President and sole stockholder of Algenpar, which is one of two general partners of Alpine, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,305,000 shares of Stock. As one of three directors of Foundation, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 98,000 shares of Stock.

     FOUNDATION

     Acting through its three directors and Bruce (as principal of Bruce Management which exercises shared investment discretion over the Stock owned by the Foundation), Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 98,000 shares of Stock.

     A. BASS

     As one of three directors of Foundation, A Bass has shared power to vote or to direct the vote and to dispose or to direct the disposition of 98,000 shares of Stock.

     KEYSTONE

     Acting through R. Bass, its President and sole director, Keystone has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 696,400 shares of the Stock.

     R. BASS

     As one of three directors of Foundation, R. Bass has shared power to vote or to direct the vote and to dispose or to direct the disposition of 98,000 shares of Stock. As the President and sole director of Keystone, R. Bass has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 696,400 shares of the Stock.

     RBMC TRUST

     Acting through its trustee, RBMC Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 9,000 shares of Stock.

     (c) During the past 60 days, the Reporting Persons have purchased shares of Stock in open market transactions on the New York Stock Exchange as follows:

REPORTING                     NO. OF SHARES       PRICE PER
PERSON         DATE             PURCHASED           SHARE


RBMC Trust     10/01/98         7,000             $ 39.99
RBMC Trust     10/02/98         2,000               38.49
Foundation     10/07/98         3,000               35.22
Foundation     10/09/98         5,000               31.31
Keystone       11/17/98        20,000               47.02
Keystone       11/18/98        41,000               47.10
Keystone       11/19/98        18,900               47.56
Keystone       11/20/98        27,000               49.60

     Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Stock during the past 60 days.

     (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock owned by such Reporting Person.

     (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     No material change.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(k)(1)(iii).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  November 20, 1998

                                  ALPINE CAPITAL, L.P.

                                  By: /s/ Robert W. Bruce III
                                      Robert W. Bruce III,
                                      Manager

                                  /s/ Robert W. Bruce III
                                  ROBERT W. BRUCE III

                                  ALGENPAR, INC.

                                  By: /s/ J. Taylor Crandall
                                      J. Taylor Crandall,
                                      President


                                  /s/ J. Taylor Crandall
                                  J. TAYLOR CRANDALL

                                  KEYSTONE, INC.


                                  By: /s/ W.R. Cotham,
                                       Vice President


                                  /s/ W.R. Cotham
                                  W.R. Cotham,

                                  Attorney-in-Fact for:

                                  THE ANNE T. AND ROBERT M.
                                    BASS FOUNDATION (1)
                                  ANNE T. BASS (2)
                                  ROBERT M. BASS (3)

                                  THE ROBERT BRUCE MANAGEMENT COMPANY, INC.
                                    DEFINED BENEFIT PENSION TRUST

                                  By:  /s/ Robert W. Bruce III
                                       Robert W. Bruce III,
                                       Trustee

(1) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of the Anne T. and Robert M. Bass Foundation previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of Anne T. Bass previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.

                            EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1    Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith.